Exhibit 99.a(2)

November 7, 2008

Stock Option Repurchase Offer

Dear Maxim Employee:

Maxim Integrated Products, Inc. (the “Company” or “Maxim”) is conducting a stock option repurchase program in which the Company is offering to pay cash for certain underwater stock options, including both vested and unvested stock options. The amount of cash offered for each eligible option is calculated using the Black-Scholes stock option pricing model.

This is a voluntary program for all eligible employees (including officers) who have outstanding stock options (whether vested or unvested) granted prior to June 29, 2008 under our 1996 Stock Incentive Plan, as amended, the Dallas Semiconductor Corporation 1987 Stock Option Plan, as amended and restated, or the Dallas Semiconductor Corporation 1993 Officer and Director Stock Option Plan (the “Incentive Plans”), at an exercise price above $20.00 per share (“Eligible Options”). You may elect to sell all, some or none of your Eligible Options for a cash payment. However, if you choose to sell an Eligible Option to the Company, you must sell it in full. The payment of cash you are entitled to receive upon tendering your Eligible Options may be contingent upon your continued employment at the Company on the applicable vesting date. Officers will have a longer vesting schedule than non-officer employees. The offering materials describe the vesting requirements in more detail.

We are conducting the offer to provide you with an alternative means of realizing value from certain of your underwater stock options and to provide the Company with additional shares for making future equity awards. We make no recommendations as to whether you should participate in the option repurchase program, and recommend that you consult with your own advisors regarding your decision.

The offering materials describing the offer to repurchase your Eligible Options and the election form needed to accept this offer are posted on a secure, external website (the “Offer Website”) at https://maxim-ic-tender.equitybenefits.com (which may be accessed both inside and outside of Maxim). In order to participate in the offer, you must do so through the Offer Website. The Offer Website displays information on an eligible option-by-option basis the following information:

•	Grant Date

•	Expiration Date

•	Option Number

•	Total Shares Outstanding under the Option

•	Black-Scholes Value per share and Total Tender Value for each Eligible Option

•	Check box to accept the Cash Offer.

In order to log onto the Offer Website you must enter a user name (this is your employee number with no leading zeros) and a password (this is MX + the last 4 digits of your social security number). For example, if the last 4 digits of your social security number is 1234 you would use MX1234. If you do not have a social security number please use the MMYYYY of your birth. For example, if you were born in March of 1970 your password would be 031970. You will be required to change your password as soon as you log on and before you can access secure data.

Once you have logged onto the Offer Website, you may select “Make an Election” to view the Election Information page, which contains detailed information about each Eligible Option. You have the option to click on the circle next to “Yes” to accept the Company’s repurchase offer or “No” to not accept the offer. Information is presented on an option grant by grant basis. If you select “Yes”, then after reviewing your election you will need to click on “Proceed to Confirmation” to go to the “Agreement to Terms of Cash Offer” and select the “I agree” tab. You should then print an election confirmation.

This offer is open until 12:00 Midnight, Eastern Standard Time, on December 8, 2008 (unless we decide to extend the offer) and is subject to numerous terms and conditions, which are described in the documents posted within the Offer Website. The Company will make computer and internet access available at Company office locations to those employees without internet access. If you are not able to submit your election electronically via the Offer Website as a result of technical failures, such as the Offer Website being unavailable or not accepting your election, you must complete a paper election form and return it to Robyn Harris at the Company via hand delivery, email at Robyn.Harris@maxim-ic.com or facsimile at 972-778-6345.

All questions about the Incentive Plans or the offer, or requests for assistance or for additional copies of any offering materials, should be made by email to Robyn Harris in Stock Administration at Stock.Mail@maxim-ic.com.

Sincerely,

/S/ BRUCE KIDDOO
Bruce Kiddoo
Chief Financial Officer